Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated October 6, 2014

Registration No. 333-179554

MARRIOTT INTERNATIONAL, INC.

PRICING TERM SHEET

Dated: October 6, 2014

3.125% Series N Notes due 2021

Issuer:	Marriott International, Inc.

Security:	3.125% Series N Notes due 2021

Aggregate Principal Amount:	$400,000,000

Maturity Date:	October 15, 2021

Coupon:	3.125%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2015

Price to Public:	99.314%

Benchmark Treasury:	2.125% due September 30, 2021

Benchmark Treasury Yield:	2.135%

Spread to Benchmark Treasury:	+ 110 bps

Yield:	3.235%

Redemption Provisions:	The Securities may be redeemed in whole or in part from time to time prior to July 15, 2021 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Securities being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Securities to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Securities being redeemed) plus 20 basis points, plus, in each case, accrued and unpaid interest on the Securities to the redemption date.

The Securities may be redeemed in whole or in part from time to time on or after July 15, 2021 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to the redemption date.

Expected Settlement Date:	October 9, 2014 (T+3)

CUSIP:	571903 AM5

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated October 6, 2014.

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc.

BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Wells Fargo Securities, LLC

Senior Co-Managers	Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

PNC Capital Markets LLC

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	BNP Paribas Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Deutsche Bank Securities Inc. collect at 1-800-503-4611 or Wells Fargo Securities, LLC at 1-800-326-5897.